

April 6, 2015

Ronald L. Shape
Chief Executive Officer
National American University Holdings, Inc.
5301 S. Highway 16
Rapid City, SD 57701

> **Re:** **National American University Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2014**
> **Filed August 8, 2014**
> **File No. 001-34751**

Dear Mr. Shape:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Summary of Significant Accounting Polices

Cash and Cash Equivalents, page 87

1.   Please refer to Rule 5-02 of Regulation S-X and tell us how you considered presenting or disclosing restricted cash associated with the company's participation in programs administrated by the Department of Education. Please consider your presentation in subsequent periodic filings as well.

Academic Revenue Recognition, page 91

2.   Please confirm that your refund policy coincides with the methodology used to determine the amount of funds that must be returned to Title IV financial aid programs for students not completing 60% of the enrollment period.

3.   Tell us whether you recognize any revenues from a student subsequent to the withdrawal date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant at (202) 551-3794 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Celeste Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director